Dear Shareholder,

During the quarter, our continued focus on the development of business to business (B2B) relationships resulted in several new key strategic alliances and business to business transactions. We believe that our "powered by Bid.Com" e-commerce solutions and services, which include our patented "Dutch" auction process, multiple dynamic pricing formats and Application Service Provider capabilities both in North America and Ireland, position us to continue to build our growing business to business activities.

Financial Highlights*
---------------------

The first quarter results reflect the consolidated results of Bid.Com International Inc. and all subsidiaries for the 3 months ending March 31, 2000.

Revenue in the first quarter of 2000 increased 31.7% to $6.6 million compared to $5.0 million in the first quarter of 1999. Revenue decreased from $11.4 million in the seasonally strong fourth quarter of 1999. Revenues are derived from merchandise sales and shipping revenue from products sold on www.bid.com and from the provision of Bid.Com's auction enabling technology, consulting and related services.

Advertising and promotion expenses in the quarter were $3.1 million, or 47.6% of revenue, compared to $1.4 million, or 28.2% of revenue, for the first quarter of 1999 and $5.2 million, or 45.5% of revenue, in the quarter ending December 31, 1999. Almost all advertising and promotion expenditures during the quarter related to B2C activities, which continue to be curtailed in favour of a more significant B2B focus. Promotion of B2B activities will not typically involve the level of ongoing advertising expenses which has characterized the consumer sector.

General and administrative expenses were $3.8 million, or 58.2% of revenue, in the first quarter compared to $2.4 million, or 48.2% of revenue, in the first quarter of 1999 and $3.9 million, or 34.4% of revenue, in the quarter ending December 31, 1999. General and administrative expenses included a non-recurring charge of $1.0 million, increased B2B software development, and additional expenses associated with opening offices in Ireland and Australia. The Company's B2B sales and marketing staff increased 60% in the first quarter. This increase and our R&D expenses were consistent with our B2B initiatives.

The net loss for the first quarter of 2000 was $7.8 million, or $0.15 per basic share, compared to a net loss of $3.5 million, or $0.09 per basic share, in the comparable period of 1999 and a net loss of $8.7 million, or $0.17 per basic share, in the fourth quarter of 1999.

The Company has a working capital position of $15.7 million with $12.9 million available in cash and marketable securities. The Company also has approximately $8.9 million of other non-current assets, a significant portion of which are strategic investments recorded at cost.

* All figures are in Canadian dollars. As of March 31, 2000 the exchange rate was Cdn$1.4538 to US$1.0000

Notable Activities
------------------

The Company continued to expand its business to business e-commerce strategy throughout the quarter. During the quarter, the Company announced the following key initiatives to enhance acceptance of "powered by Bid.Com" e-commerce enabling solutions:

 .  Formed a strategic marketing alliance with General Electric Capital
   Corporation, a global diversified financial services company. An integral part of the alliance is GE Capital's agreement to market "powered by Bid.com" e-commerce enabling solutions to other divisions of GE and its partners. In addition, GE Capital's Commercial Equipment Financing division will remarket assets to its global customer base using the full suite of "powered by Bid.Com " dynamic pricing solutions.

 .  Leveraged the strength of its heavy equipment business to business subsidiary
   Point2 Internet Systems Inc., into achieving a strategic partnership with GE Capital. Point2 will integrate GE financing solutions on its website to provide its customers, dealers, and manufacturers of heavy equipment with flexible financing products and structures.

 . Announced plans to enter into a strategic alliance with a world leader in the mobile communications market, Research in Motion Limited, to develop and market products and services that allow secure wireless interaction and e-commerce transactions using Bid.Com's on-line auction products and services and RIM's wireless products and services. The two companies will also engage in joint business development to foster solutions based on RIM's Blackberry Internet Edition and "powered by Bid.Com" proprietary auction technologies.

 . Entered into an agreement with The Art Vault International Limited, to provide online auction technology and related services to enable the implementation of The Art Vault's online auction of art and antiques

The relationships entered into this quarter enhanced the Company's transition
into the business to business e-commerce sector.   By continuing to align
ourselves with quality organizations such as GE Capital, Research in Motion, and others, we believe that we are positioning ourselves well to compete in this space.

Management Changes
------------------

 . On April 6, 2000, Paul Godin, Co-Founder and Chairman of the Board announced that he will step down effective June 14, 2000 at Bid.Com's Annual General Meeting. Mr. Godin will continue to remain active as a board member, but has elected to pursue interests in the art world and other areas. He is currently, and will continue to be, Chairman of The Board for The Art Vault International Limited.

We feel our exceptional strengths include our technology platform and a growing nucleus of extremely talented people. As we continue along our chosen path, we look forward to exciting accomplishments and increased shareholder value.

Yours truly,



Jeff Lymburner,   President and CEO  May 24, 2000

Full copies of Bid.Com's Press Releases are available on the Investor Information Section of its website www.bid.com.
                                   -----------

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

                           (Financial Tables follow)

                           BID.COM International Inc.
                            Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP,  Unaudited)

                                                          Three Months Ended
                                                               March 31
                                                  2000                 2000            1999
                                                --------             --------        --------

                                                         (translated into
                                                            US$ at $US =
                                                           Cdn$1.4538 for
                                                            Convenience)

Revenue                                       $  6,604             $  4,543        $  5,015
                                        ---------------------------------------------------
Direct expenses                                  6,943                4,776           4,526
General and administrative                       3,841                2,642           2,416
Advertising and promotion                        3,141                2,161           1,413
Software development and expense                   434                  299             186
Depreciation and amortization                      256                  176              85
                                        ---------------------------------------------------
                                              $ 14,615             $ 10,054        $  8,626

Interest income                                    248                  171             101
                                        ---------------------------------------------------

Net loss                                       ($7,763)             ($5,340)        ($3,510)
                                        ===================================================

Loss per basic share                            ($0.15)              ($0.10)         ($0.09)
                                        ===================================================

Weighted average common
shares outstanding                              52,879               52,879          38,529
                                        ===================================================

                                           March 31,         March 31,          Dec. 31,
Balance Sheet Data:                               2000                 2000            1999
                                        ---------------------------------------------------
                                          (unaudited)       (unaudited)        (unaudited)
                                                              (in US$)

Cash                                          $ 12,678             $  8,720        $  5,019
Marketable securities                              191                  132          16,478
Other current assets                             5,980                4,113           6,495
Other assets                                     8,921                6,136           8,751
                                              --------             --------        --------
Total assets                                  $ 27,770             $ 19,101        $ 36,743
                                              ========             ========        ========
Total current liabilities                        2,520                1,733           5,504
Total short & long-term deferred revenue
                                                 3,178                2,186           2,254
Total stockholders' equity See Note (A)         22,072               15,182          28,985
                                              --------             --------        --------
Total liabilities and shareholders'           $ 27,770             $ 19,101        $ 36,743
 equity                                       ========             ========        ========


                           BID.COM International Inc.
                      Consolidated Statement of Cash Flows
     (expressed in thousands of Canadian dollars, except per share amounts)
                          (Canadian GAAP,  Unaudited)

                                                           Three Months Ended
                                                                March 31

                                                   2000                2000               1999
                                                 --------            --------           --------

                                                          (translated into
                                                            US$ at $US =
NET INFLOW (OUTFLOW) OF CASH RELATED TO                    Cdn$1.4538 for
 THE FOLLOWING ACTIVITIES                                   Convenience)

OPERATING
Net Loss for the period                         ($7,763)            ($5,340)           ($3,510)
Items not affecting cash:
Depreciation and amortization                       256                 176                 85
Other                                               171                 118                  -
                                        ------------------------------------------------------
                                                (7, 336)             (5,046)            (3,425)
Change in long term deferred revenue                731                 502                  -
Change in non-cash operating working
 capital items                                  (2,276)             (1,565)            (3,147)
                                        ------------------------------------------------------
                                                ($8,881)            ($6,109)            (6,572)
                                        ------------------------------------------------------

INVESTING
Purchase of capital assets                         (160)               (110)               (42)
Purchase of trademarks and intellectual
 property                                             -                   -                (46)

Marketable securities and investments            16,021              11,020             (7,642)
                                        ------------------------------------------------------
                                                 15,861              10,910             (7,730)
                                        ------------------------------------------------------

FINANCING
Issuance of common shares (net of
 expenses)                                          679                 467              9,870

Issuance of special warrants (net of
 expenses)                                            -                   -              2,311

                                                    679                 467             12,181
                                        ------------------------------------------------------


Net cash inflow (outflow) during the
 period                                        $  7,659            $  5,268            ($2,121)
Cash, beginning of period                         5,019               3,452              9,792
                                        ------------------------------------------------------


Cash, end of period                            $ 12,678            $  8,720           $  7,671
                                        ======================================================

(A) As of April 28, 2000 stockholders equity included (i) 53,028,854 common shares (ii) 2,918,150 options to Directors, Officers, and Employees convertible into 2,918,150 common shares, (iii) 3,594,646 share purchase warrants exercisable into 3,594,646 common shares and (iv) an additional warrant convertible into $1,000,000 of common shares at the then prevailing market price subject to the achievement of certain thresholds.

(B) Certain prior period amounts have been reclassified to conform to the current period presentation.

                                                CORPORATE DIRECTORY
----------------------------------------------------------------------------------------------------------------------------
Directors                                              Officers                           Offices of Bid.Com
                                                                                          6725 Airport Road, Suite 201
Paul Godin                                         Jeffrey Lymburner                      Mississauga, Ontario
Director and Chairman                              CEO and President                      Canada    L4V 1V2
Chairman, The Art Vault                                                                   905-672-SHOP (7467)
                                                     Mark Wallace
Jeffrey Lymburner                               Chief Operating Officer                   2701 North Rocky Point Drive,
Director, CEO and President                                                               Suite 930
                                                      Jim  Moskos                         Tampa, Florida  33607
T. Christopher Bulger(1) (2)                          President,                          USA  813-636-8205
Director                                         Bid.Com Technologies
CEO and President  eLab Technology                                                        125 Lower Baggot Street
 Ventures                                              Paul Hart                          Dublin 2,  Ireland
                                                Chief Financial Officer                   353-1-639-1135
Duncan Copeland (1) (2) (3)
Director                                            Peter Sprukulis                       Level 50, 101 Collins Street
President, Copeland and Company              Senior Vice President, Sales,                Melbourne, Australia 3000
                                          Marketing and Business Development              61 (03) 9653-9181
Jim  Moskos
Director                                               Rob Joynt                          Registrar & Transfer Agent
President, Bid.Com Technologies           Vice President, Consumer Sales and              CIBC Mellon Trust Company
                                                       Marketing                          PO Box 70390
David Pamenter (3)                                                                        Toronto Station A
Director                                              John Mackie                         Toronto, Ontario,
Partner, Gowlings                         Vice President, General Counsel and             Canada   M5W 2X5
                                                  Corporate Secretary
Charles Walker (1) (2)                                                                    Auditors
Director                                           David Kirkconnell                      Deloitte & Touche LLP
CEO and President,                          Vice-President, Human Resources               Chartered Accountants
Walker Group Inc.                                                                         Toronto, Ontario, Canada
                                                      Greg Bewsh
Azim Fancy                                Vice President, Investor Relations              Lawyers
Director                                                                                  Gowlings
                                                    David Pamenter                        Toronto, Ontario, Canada
(1) Member of Audit Committee                     Assistant Secretary
(2) Member of the Management Resources                                                    Baer Marks & Upham LLP
 and Compensation Committee                         Aidan Rowsome,                        New York, New York USA
(3) Member of the Corporate Governance         Managing Director, Europe
 Committee                                                                                Stock Exchange Listings
                                                   Hamish Sutherland                      Toronto Stock Exchange
                                           Managing Director, Australia and               Symbol BII
                                                     Asia Pacific
                                                                                          Nasdaq
                                                                                          Symbol BIDS

                                                                                          Web Sites
                                                                                          www.bid.com
                                                                                          -----------------------------------
                                                                                          www.internetliquidators.com
                                                                                          -----------------------------------
                                                                                          www.dutchauction.com
                                                                                          -----------------------------------

                                                                                          Shares Outstanding
                                                                                          (March 31,2000)
                                                                                          Issued 53,026,854
                                                                                          Fully Diluted 58,521,651